SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                              Old National Bancorp
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

           Indiana                                       33-1539838
   -----------------------                         ----------------------
   (State of incorporation                            (I.R.S. Employer
       or organization)                            Identification Number)

           420 Main Street
        Evansville, Indiana                                47708
----------------------------------------                 ----------
(Address of principal executive offices)                 (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                   Name of each exchange on which
         to be so registered                   each class is to be registered
         -------------------                   ------------------------------

         Common Stock                              New York Stock Exchange


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]


Securities Act registration statement file number to which this
form relates:                                                               N/A


Securities to be registered pursuant to Section 12(g) of the Act:          None

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered

         The description of our common stock contained in our Current Report on Form 8-K, dated January 6, 1983 and filed with the Securities and Exchange Commission, is hereby incorporated by reference.

         Our Articles of Incorporation currently authorize the issuance of 150,000,000 shares of common stock. We also have 2,000,000 shares of preferred stock authorized. These shares are available to be issued, without prior shareholder approval, in classes with relative rights, privileges and preferences determined for each class by the board of directors.

         Our board of directors has authorized a series of preferred stock designated as Series A preferred stock, and designated 200,000 shares of Series A preferred stock in connection with our shareholder rights plan. The Series A preferred stock may not be issued except upon exercise of certain rights pursuant to such shareholder rights plan. No shares of Series A preferred stock have been issued as of the date hereof. On January 25, 1990, our board of directors declared a dividend of one (1) right for each issued and outstanding share of common stock. The dividend was payable on March 15, 1990 to holders of record of common stock at the close of business on March 1, 1990. Each right entitles the registered holder, upon the occurrence of certain events involving a change in control, to purchase from us one-hundredth (1/100) of a share of Series A preferred stock at an initial purchase price of $60.00, subject to adjustment. The terms and conditions of the rights are contained in a Rights Agreement between the registrant and Old National Bank in Evansville, as Rights Agent.

         Our shareholders do not have preemptive rights to subscribe for any new or additional shares of common stock, are entitled to dividends and other distributions when, as and if declared by our board of directors out of funds legally available therefor, and are entitled to one vote per share on all matters presented for shareholder vote. Our shareholders do not have cumulative voting rights in the election of directors.

         Our Articles of Incorporation provide that certain business combinations may, under certain circumstances, require approval of more than a simple majority of its issued and outstanding shares, and require a super-majority shareholder vote of not less than eighty percent (80%) of the outstanding shares of common stock for the amendment of certain significant provisions.

         Our Articles of Incorporation also provide that the board of directors shall consider non- financial factors which it deems relevant when evaluating a business combination. Any amendment of this provision requires a super-majority shareholder vote of not less than eighty percent (80%) of the outstanding shares of common stock.

         Finally, our Articles of Incorporation provide that any person or group of persons who acquires 15% of our then outstanding common stock must pay an amount at least equal to the highest percent over market value paid for shares already held by such person or group when acquiring additional shares. Any amendment of this provision requires a super-majority shareholder vote of not less than eighty percent (80%) of the outstanding shares of common stock.

         In the event of any liquidation or dissolution, the holders of shares of common stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of liabilities and any rights of creditors and holders of shares of our preferred stock then outstanding.

         Under Indiana law, shares of common stock are not liable to further assessment. We may redeem or acquire shares of common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares.


         Item 2.  Exhibits

         Any exhibits required pursuant to this Item will be filed with the New York Stock Exchange.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                              OLD NATIONAL BANCORP


                                              By: /s/ James A. Risinger
                                                  --------------------------
                                                  Chairman, President and Chief
                                                  Executive Officer

Dated: February 7, 2002